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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                            CB FINANCIAL CORPORATION
                   ------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                   ------------------------------------------
                         (Title of Class of Securities)


                                   124795105
                   ------------------------------------------
                                 (CUSIP Number)

                              Thomas W. Gallagher
                          Citizens Banking Corporation
                             328 S. Saginaw Street
                             Flint, Michigan 48502
                                 (810) 766-7500
                -----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 27, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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                                SCHEDULE 13D

CUSIP NO. 124795105

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Citizens Banking Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [  ]
                                                                        (b) [  ]
3     SEC USE ONLY


4     SOURCE OF FUNDS*
         WC


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                [  ]
         Not Required

6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Michigan

                          7    SOLE VOTING POWER
  NUMBER OF                       557,619(1)
   SHARES
BENEFICIALLY              8    SHARED VOTING POWER
  OWNED BY                               -0-
    EACH
 REPORTING                9    SOLE DISPOSITIVE POWER
   PERSON                            557,619(1)
    WITH
                         10    SHARED DISPOSITIVE POWER
                                         -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                557,619(l)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       [  ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                19.9%

14    TYPE OF REPORTING PERSON*
                CO

------------------
     (1)The Reporting Person disclaims ownership of 557,409 shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule.

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Continuation of Schedule 13D


Item 1. Security and Issuer.

        This statement relates to shares of common stock, $7.50 par value per share (the "Common Stock") of CB Financial Corporation, a Michigan corporation ("CB"). The name and address of the principal executive office of CB is One Jackson Square, Jackson, Michigan 49201.

Item 2. Identity and Background.

        1. This statement is filed on behalf of Citizens Banking Corporation, a Michigan corporation ("Citizens"). The principal business of Citizens is the ownership of all of the outstanding voting stock of its banking subsidiaries, Citizens Bank and Citizens Bank-Illinois N.A., and the address of its principal office is Citizens Banking Corporation, 328 S. Saginaw Street, Flint, Michigan 48502.

        2. During the last five years Citizens has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor in which there was a finding of any violation with respect to such laws.

        3. Background information for each of the executive officers and directors of Citizens is set forth below, including his or her (a) name,
(b) business address, and (c) present principal occupation and the name and address (see (b)) of any corporation or other organization in which such employment is conducted. With respect to Items (d) and (e) for each of the individuals named, during the last five years none of the individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor has any of the individuals, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individuals named is a citizen of the United States and unless otherwise indicated, has his or her business address at Citizens Banking Corporation, 328 S. Saginaw Street, Flint, Michigan 48502.

            (i) Executive Officers and Directors:

                1.  (a) Richard T. Albee
                    (b) See Page 3
                    (c) Principal Occupation:
                        Senior Vice President of Citizens Bank

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Continuation of Schedule 13D


                2.  (a) Daniel E. Bekemeier
                    (b) See Page 3
                    (c) Principal Occupation:
                        Senior Vice President and Controller of Citizens Bank

                3.  (a) Nicholas J. Cilfone
                    (b) See Page 3
                    (c) Principal Occupation:
                        Senior Vice President of Citizens Banking Corporation, and Executive Vice President of Citizens Bank

                4.  (a) Gary O. Clark
                    (b) See Page 3
                    (c) Principal Occupation:
                        Executive Vice President of Citizens Banking
                        Corporation, and President and Chief Executive Officer of Citizens Bank-Illinois, N.A.

                5.  (a) Gary P. Drainville
                    (b) See Page 3
                    (c) Principal Occupation:
                        Executive Vice President of Citizens Banking
                        Corporation and Executive Vice President of Citizens
                        Bank

                6.  (a) John W. Ennest
                    (b) See Page 3
                    (c) Principal Occupation:
                        Vice Chairman of the Board, Chief Financial
                        Officer and Treasurer of Citizens Banking Corporation and Chairman of Citizens Bank-Illinois, N.A.

                7.  (a) Thomas W. Gallagher
                    (b) See Page 3
                    (c) Principal Occupation:
                        Senior Vice President, Secretary and General
                        Counsel of Citizens Banking Corporation and Senior Vice President, General Counsel, Secretary and Cashier of Citizens Bank

                8.  (a) Wayne G. Schaeffer
                    (b) See Page 3

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Continuation of Schedule 13D


                    (c) Principal Occupation:
                        Executive Vice President of Citizens Banking
                        Corporation, and with respect to Citizens Bank, President-Flint

                9.  (a) Thomas C. Shafer
                    (b) See Page 3
                    (c) Principal Occupation:
                        Executive Vice President of Citizens Bank

                10. (a) James M. VanTiflin
                    (b) See Page 3
                    (c) Principal Occupation:
                        Citizens Bank, President-Saginaw

                11. (a) Robert J. Vitito
                    (b) See Page 3
                    (c) Principal Occupation:
                        President, Chief Executive Officer and Director of Citizens Banking Corporation and Chairman, President and Chief Executive Officer of Citizens Bank

                12. (a) Jack S. Werner
                    (b) See Page 3
                    (c) Principal Occupation:
                        Citizens Bank, President-Bay City/Midland

                13. (a) Edward P. Abbott
                    (b) P.O. Box 4040, Flint, Michigan 48504
                    (c) Principal Occupation:
                        President and Chief Executive Officer, Abbott's Meat, Inc.; Director of Citizens Banking Corporation

                14. (a) Hugo E. Braun Jr.
                    (b) 101 North Washington, Suite 812, Saginaw, Michigan 48607
                    (c) Principal Occupation:
                        Attorney and Partner, Braun Kendrick Finkbeiner; Director of Wolohan Lumber; Director of Citizens
                        Banking Corporation

                15. (a) Jonathan E. Burroughs II
                    (b) 908 Citizens Bank Building-South, Flint, Michigan 48502

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Continuation of Schedule 13D


                    (c) Principal Occupation:
                        President, JEB Enterprises; Director of Citizens Banking Corporation

                16. (a) Joseph P. Day
                    (b) P.O. Box 1372, 1840 North
                        Michigan Avenue, Saginaw, Michigan 48083
                    (c) Principal Occupation:
                        President, Banner Engineering Sales, Inc.;
                        Director of Citizens Banking Corporation

                17. (a) Lawrence O. Erickson
                    (b) 239 Indusco Court, Troy, Michigan 48083
                    (c) Principal Occupation:
                        Chief Executive Officer, Fourway Tool & Die,
                        Inc.; Director of Citizens Banking Corporation

                18. (a) Victor E. George
                    (b) G-5050 South Saginaw, Flint, Michigan 48507
                    (c) Principal Occupation:
                        Chairman of the Board, Victor George Oldsmobile, Inc.; Director of Citizens Banking Corporation

                19. (a) William J. Hank
                    (b) 315 Quail Ridge Drive, Westmont, Illinois 60559
                    (c) Principal Occupation:
                        Chairman and Chief Executive, Farnham
                        Investments Group; Director of Citizens Banking Corporation

                20. (a) George H. Kossaras
                    (b) 4007 South Saginaw Street, Burton, Michigan 48529
                    (c) Principal Occupation:
                        President, Spring's Drugs Store, Inc.; Director of Citizens Banking Corporation

                21. (a) Patricia L. Learman
                    (b) 8 West Hannum Boulevard, Saginaw, Michigan 48602
                    (c) Principal Occupation:
                        Attorney; Director of Citizens Banking
                        Corporation


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Continuation of Schedule 13D


                22. (a) William F. Nelson, Jr.
                    (b) 111 Hoyt Street, Saginaw, Michigan 48607
                    (c) Principal Occupation:
                        President, Director and Owner of William F.
                        Nelson Electric, Inc.; Director of Citizens Banking Corporation

                23. (a) Paul A. Rowley
                    (b) 3604 Wilder Road, P.O. Box 115, Bay City, Michigan 48706
                    (c) Principal Occupation:
                        President and Part Owner, Rowley Brothers, Inc.; Director of Citizens Banking Corporation

                24. (a) William C. Shedd
                    (b) 501 Citizens Bank Building, Flint, Michigan 48502
                    (c) Principal Occupation:
                        Attorney and Partner, Winegarden, Shedd, Haley, Lindholm & Robertson; Director of Citizens Banking Corporation

                25. (a) James E. Truesdell Jr.
                    (b) 2300 Austins Parkway #100, Flint, Michigan 48507
                    (c) Principal Occupation:
                        President-Secretary, J. Austin Oil Company of
                        Flint, Inc.; Director of Citizens Banking Corporation

                26. (a) Charles R. Weeks
                    (b) See Page 3
                    (c) Principal Occupation:
                        Chairman of the Board of Citizens Banking Corporation

                27. (a) Kendall B. Williams
                    (b) 10th Floor, Northbank Center, 432 North Saginaw,
                        Flint, Michigan 48502
                    (c) Principal Occupation:
                        Attorney and Vice President, Gault Davison,
                        P.C.; Director of Citizens Banking Corporation






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Continuation of Schedule 13D


Item 3. Source and Amount of Funds or Other Consideration.

        Citizens is hereby reporting its beneficial ownership of Common Stock which may be acquired upon exercise of an option granted to Citizens to purchase an aggregate amount (subject to adjustments) of up to 557,409 authorized but unissued shares of Common Stock of CB at a purchase price (subject to adjustments) of $37.66 per share (the "Option"). The Option may be exercised only upon the occurrence of certain "Purchase Events" specified in the Stock Option Agreement dated January 27, 1997 between CB and Citizens (the "Option Agreement") and the receipt of requisite regulatory approvals. The "Purchase Events" are set forth in Section 2 of the Option Agreement attached hereto as Exhibit 1, which is incorporated herein by reference. In the event the Option becomes exercisable and is so exercised by Citizens, payment of the exercise price will be made from available cash on hand or by borrowing from other banks whose identities are not yet known.


Item 4. Purpose of Transaction.

        Citizens has acquired the Option in connection with the execution of an Agreement and Plan of Merger among Citizens, its wholly-owned subsidiary and CB, dated January 27, 1997 (the "Merger Agreement"), providing for, among other things, the merger (the "Merger") of a wholly-owned subsidiary of Citizens with and into CB, pursuant to which CB will be the surviving corporation and will become a wholly-owned subsidiary of Citizens. In connection with the Merger, the shares of outstanding Common Stock of CB would be converted into the right to receive 1.489 shares of Citizens Common Stock and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. Additional changes with respect to CB will occur, reflecting the transactions contemplated by the Merger Agreement, if the transactions contemplated by the Merger Agreement are consummated. The Option Agreement and the Merger Agreement may impede the acquisition of control of CB by another person. The Merger Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

        CB granted the Option to Citizens in order to facilitate the Merger pursuant to the Merger Agreement. Consummation of the Merger is subject to approval of the Merger Agreement and the Merger by the shareholders of CB and Citizens and certain regulatory authorities.

        Except as set forth herein, Citizens does not have any other current plans or proposals of the type described in the instructions to Item 4 of
Schedule 13D.





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Continuation of Schedule 13D


Item 5. Interest in Securities of the Issuer.

        (a) Citizens currently owns 210 shares of Common Stock. Pursuant to the Option Agreement, Citizens has the right to acquire up to 19.9% (557,409 shares) of the outstanding shares of Common Stock upon the occurrence of a "Purchase Event." The Option will terminate upon the earliest to occur of certain events which are set forth in the Option Agreement and which are summarized as follows: (a) immediately prior to the Effective Time as contemplated by the Merger Agreement, (b) 12 months after the first occurrence of a Purchase Event, (c) 18 months after the termination of the Merger
Agreement following the occurrence of certain Preliminary Purchase Events (as defined in the Option Agreement), (d) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by Citizens pursuant to Section 7.1(c)(i) thereof) or (e) 12 months after the termination of the Merger Agreement by Citizens pursuant to Section 7.1(c)(i) thereof.

        Although Citizens is not permitted to purchase any Common Stock pursuant to the Option unless one of the specified "Purchase Events" occurs, assuming for purposes of this Item 5 that the Option were currently exercisable, Citizens would own up to 557,619 shares of Common Stock (including the 210 shares currently owned by Citizens), or approximately 19.9% of the total number of shares of Common Stock outstanding as of January 27, 1997. Citizens disclaims beneficial ownership of 557,409 of the shares which it has the right to acquire pursuant to the Option. None of the individuals named in response to Item 2 are beneficial owners of any of the shares reported hereby.

        (b) Citizens currently has the sole power to vote, direct the vote, dispose and direct the disposition of 210 shares of Common Stock. Under the Option Agreement, Citizens currently does not have the right to acquire any shares of Common Stock until a "Purchase Event" occurs. Accordingly, Citizens has no power to vote, direct the vote, dispose or direct the disposition of the shares of Common Stock covered by the Option and therefore disclaims beneficial ownership of the Common Stock subject to the Option until a "Purchase Event" occurs. Upon acquisition of the shares subject to the Option, Citizens will have the sole power to vote, direct the vote, dispose and direct the disposition of up to 557,619 shares (including the 210 shares currently owned by Citizens), as referenced in Item 5(a) (subject to adjustment in the event of a stock dividend, stock split, recapitalization, exchange, issuance or similar transaction involving Common Stock).

        (c) To the best knowledge of Citizens, no transactions have been effected in the Common Stock during the past sixty days by the persons named in response to Item 5(a).

        (d) Not applicable.


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Continuation of Schedule 13D


        (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        As described in Items 3 and 4, Citizens and CB have entered into the Option Agreement and the Merger Agreement. The Option Agreement is attached as
Exhibit 1 and is incorporated herein by reference. The Merger Agreement is attached as Exhibit 2 and is incorporated herein by reference.



Item 7.  Material to be Filed as Exhibits.

            Ex. No.                       Description


              1       Option Agreement, dated as of January 27,
                      1997, by and between Citizens Banking Corporation and CB Financial Corporation.

              2 Agreement and Plan of Merger, dated as of January 27, 1997, by and among Citizens Banking Corporation, Polaris Acquisition, Inc. and CB Financial Corporation.





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Continuation of Schedule 13D


                                  SIGNATURE


        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.


                                        CITIZENS BANKING CORPORATION



Date: February 5, 1997                  By:  /s/ Thomas W. Gallagher
                                           ------------------------------
                                             Thomas W. Gallagher
                                             Senior Vice President,
                                             General Counsel and Secretary






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Continuation of Schedule 13D


                                EXHIBIT INDEX



Ex. No.                                 Description

  1 Option Agreement, dated as of January 27, 1997, by and between Citizens Banking Corporation and CB Financial Corporation.

  2 Agreement and Plan of Merger, dated as of January 27, 1997, by and among Citizens Banking Corporation, Polaris Acquisition, Inc. and CB Financial Corporation.
























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